UNITED STATES
		       SECURITIES AND EXCHANGE COMMISSION
	                     WASHINGTON D.C.  20549

                                  FORM N-8F


I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

		[X]	Merger

		[ ]	Liquidation

		[ ]	Abandonment of Registration
			(Note: Abandonments of Registration answer only questions 1 through
			15, 24 and 25 of this form and complete verification at the end of
			the form.)

		[ ]	Election of status as a Business Development Company
			(Note: Business Development Companies answer only questions 1
			through 10 of this form and complete verification at the end of the
			form.)

2.	Name of fund:  Domini Advisor Trust (the "Trust").

3.	Securities and Exchange Commission File No.:  811-21653

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

		[X]	Initial Application	[ ]	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State,
	Zip Code):

	536 Broadway, 7th Floor, New York, New York 10012

6.	Name, address, and telephone number of individual the Commission staff
	should contact with any questions regarding this form:

	Megan Dunphy, (212) 217-1114,
	Domini Social Investments, LLC,
	536 Broadway, 7th Floor, New York, NY 10012-3915.

7.	Name, address and telephone number of individual or entity responsible
	for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

	Domini Social Investments LLC (investment manager for Domini Social Trust) 536 Broadway, 7th Floor
	New York, NY 10012
	(212) 217-1110

	Wellington Management Company, LLP (investment submanager for Domini Social
	Trust)
	75 State Street
	Boston, MA 02109
	(617) 951-5000

	DSIL Investment Services LLC (distributor)
	536 Broadway, 7th Floor
	New York, NY 10012
	(212) 217-1114

	State Street Bank and Trust Company
	(custodian)
	200 Clarendon Street
	Boston, MA 02116
	(617) 786-3000

	PNC Global Investment Servicing, Inc. (transfer agent)
	4400 Computer Drive
	Westborough, MA 01581
	(302) 791-1700

	Iron Mountain Records Management (offsite records storage)
	22 Kimberly Road
	East Brunswick, NJ 08816
	(800) 934-3453

	James Story, Esq. (counsel to independent trustees)
	89A Mount Vernon Street
	Boston, MA 02108

	NOTE:	Once deregistered, a fund is still required to maintain and
		preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

		[X]	Management company;

		[ ]	Unit investment trust; or

		[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

		[X]	Open-end	[ ]	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware,
	Massachusetts):

	Massachusetts

11.	Provide the name and address of each investment adviser of the fund
	(including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

	Investment manager for Domini Social Equity Portfolio, Domini European Social Equity Portfolio, Domini European PacAsia Social Equity Portfolio and Domini PacAsia Social Equity Portfolio, each a series of the Trust (each a "Fund"):

	Domini Social Investments LLC
	536 Broadway, 7th Floor
	New York, NY 10012

	In addition, each Fund was a "feeder fund" in a master-feeder structure, and invested all of its assets in a corresponding series of Domini Social Trust.

	Investment manager for Domini Social Equity Trust:

	Domini Social Investments LLC
	536 Broadway, 7th Floor
	New York, NY 10012

	Investment submanager for Domini Social Equity Trust, Domini European
	Social Equity Trust, Domini European PacAsia Social Equity Trust and Domini
	PacAsia Social Equity Trust:

	wellington Management Company, LLP
	75 State Street
	Boston, MA 02109

	Investment submanager for Domini Social Equity Trust:

	SSgA Funds Management, Inc. (until November 30, 2006)
	State Street Financial Center
	One Lincoln Street
	Boston, MA 02111

12.	Provide the name and address of each principal underwriter of the
	fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

	DSIL Investment Services LLC
	536 Broadway, 7th Floor
	New York, NY 10012

13.	If the fund is a unit investment trust ("UIT") provide:

	(a)	Depositor's name(s) and address(es):  N/A

	(b)	Trustee's name(s) and address(es):  N/A

14.	Is there a UIT registered under the Act that served as a vehicle
	for investmentin the fund (e.g., an insurance company separate account)?

	[ ]  Yes	[X]  No

	If Yes, for each UIT state:

	Name(s):
	File No.: 811- __________
	Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning
		the decision to engage in a Merger, Liquidation or
		Abandonment of Registration?

		[X]  Yes	[ ]  No

		If Yes, state the date on which the board vote took place:

		September 3, 2008

		If No, explain:

	(b)	Did the fund obtain approval from the shareholders concerning
		the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		[ ]  Yes	[X]  No

		If Yes, state the date on which the shareholder vote took place:

		If No, explain:

	Each Fund was reorganized into a corresponding series of Domini Social Investment Trust (811-05823) (each an "Acquiring Fund") pursuant to an Agreement and Plan of Reorganization approved by the Board of Trustees of the Trust. No shareholder vote was required in connection with such reorganizations, nor was any shareholder asked to make any investment decision with regard to the transactions.

	Each Fund and its corresponding Acquiring Fund were feeder funds that invested all of their assets in the same series of another investment company, Domini Social Trust (811-05824). After the completion of the reorganization of each Fund, the shareholders of each Fund became shareholders of a new class of the corresponding Acquiring Fund that invested in the same master fund as the Fund and that had identical investment policies, management and submanagement agreements (with respect to the identity of the investment manager/submanager, the services provided, the assets managed and the rate of compensation paid), and fees and expenses as the Fund. The only material difference in the management/submanagement agreements was the identity of the investment company holding the assets. In addition, each Fund and its corresponding Acquiring Fund had the same Board of Trustees.

	Neither applicable state law nor the organizational documents of the Funds
	or the 	Acquiring Funds required shareholder approval of the
	reorganizations. Similarly, shareholder approval of the reorganizations was not required under the Investment Company Act of 1940, as amended
	(the "1940 Act"). Rule 17a-8 under the 1940 Act permits fund reorganizations to be effected without shareholder approval when:
	(i) no fundamental policy of the acquired fund is materially different from a policy of the acquiring fund; (ii) no advisory contract of the acquired fund is materially different from an advisory contract of the acquiring fund; (iii) the non-interested Trustees of the acquired fund who were elected by its shareholders will comprise a majority of the non-interested Trustees of the acquiring fund; and (iv) any distribution fees authorized to be paid under the acquiring fund's distribution plan are no greater than the distribution fees authorized to be paid under the acquired fund's distribution plan.

	Each reorganization met the conditions of Rule 17a-8.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection
	 with the Merger or Liquidation?

		[X]  Yes	[ ]  No

	(a)	If Yes, list the date(s) on which the fund made those distributions:

		the close of business on November 28, 2008

	(b)	Were the distributions made on the basis of net assets?

		[X]  Yes	[ ]  No

	(c)	Were the distributions made pro rata based on share ownership?

		[X]  Yes	[ ] No

	(d)	If No to (b) or (c) above, describe the method of distributions
		to shareholders.

		For Mergers, provide the exchange ratio(s) used and explain how it was
		calculated:

	(e)	Liquidations only:

		Were any distributions to shareholders made in kind?

		[ ]  Yes	[ ]  No

17.	Closed-end funds only:

	Has the fund issued senior securities?  N/A

		[ ]  Yes	[ ]  No

	If Yes, describe the method of calculating payments to senior securityholders
	and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

		[X]  Yes	[ ]  No

	If No,

	(a)	How many shareholders does the fund have as of the date this form is
		filed?

	(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions
	in complete liquidation of their interests?

	[ ]  Yes	[X]  No

	If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
	(See question 18 above)

	[ ]  Yes	[X] No

	If Yes,

	(a)	Describe the type and amount of each asset retained by the fund as of
		the date this form is filed:

	(b)	Why has the fund retained the remaining assets?

	(c)	Will the remaining assets be invested in securities?

	[ ]  Yes	[ ]  No

21.	Does the fund have any outstanding debts (other than face-amount
	certificates if the fund is a face-amount certificate company) or any other liabilities?

	[ ]  Yes	[X]  No

	If Yes,

	(a)	Describe the type and amount of each debt or other liability:

	(b)	How does the fund intend to pay these outstanding debts or other
		liabilities?


IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger
		or Liquidation:

		(i) Legal expenses: $44,472

		(ii) Accounting expenses: $57,000

		(iii) Other expenses (list and identify separately):

			Registration expenses: $58,500

		(iv) Total expenses (sum of lines (i)-(iii) above): $159,972

	(b)	How were those expenses allocated?

		All of the expenses of the reorganization were allocated to Domini Social Investments LLC pursuant to Section 10.2 of the Agreement and Plan of Reorganization.

	(c)	Who paid those expenses?

		Domini Social Investments LLC

	(d)	How did the fund pay for unamortized expenses (if any)?

		There were no unamortized expenses.

23.	Has the fund previously filed an application for an order of the
	Commission regarding the Merger or Liquidation?

	[ ]  Yes	[X] No

	If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

	[ ]  Yes	[X] No

	If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities
	other than those necessary for winding up its affairs?

	[ ]  Yes	[X] No

	If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

		(i) Domini Social Equity Portfolio was reorganized with and into Domini Social Equity Fund.

		(ii) Domini European Social Equity Portfolio was reorganized with and into Domini European Social Equity Fund.

		(iii) Domini European PacAsia Social Equity Portfolio was
		reorganized with and into Domini European PacAsia Social Equity Fund.

		(iv) Domini PacAsia Social Equity Portfolio was reorganized with and into Domini PacAsia Social Equity Fund.

		Each of Domini Social Equity Fund, Domini European Social Equity
		Fund, Domini European PacAsia Social Equity Fund and Domini PacAsia
		Social Equity Fund is a series of Domini Social Investment Trust.

	(b)	State the Investment Company Act file number of the fund surviving
		the Merger:

		811-05823

	(c)	If the merger or reorganization agreement has been filed with the
		Commission, state the file number(s), form type used and date the agreement was filed:

		N/A

	(d)	If the merger or reorganization agreement has not been filed with
		the Commission, provide a copy of the agreement as an exhibit to this form.

		The Agreement and Plan of Reorganization is attached hereto as Exhibit A.



				VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Domini Advisor Trust, (ii) she is the Secretary of Domini Advisor Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.


			/s/ Megan L. Dunphy
          		Megan L. Dunphy
			Secretary